Exhibit 10.73

46600 Landing Parkway

Fremont, California 94538

P. 408.240.8300

F. 408.321.0293

www.rackable.com

January 24, 2008

Anthony Carrozza

Re:	Employment Terms

Dear Anthony:

Rackable Systems, Inc. (the “Company”), is pleased to offer you the position of SVP World Wide Sales, on the following terms. Your employment shall commence on February 11, 2008 (“Start Date”).

1.	POSITION. You will serve in an executive capacity and as required by the Company’s Chief Executive Officer (the “CEO”). You will be responsible for driving the overall sales strategy, working closely with other key executives and regional sales leaders; identifying new markets and new ways to further develop the existing customer base; hiring, developing and motivating a geographically dispersed sales team with operations across all continents. You will report to the CEO. Of course, the Company may change your position, duties, and work location from time to time in its discretion subject to the terms of this offer letter agreement.

2.	COMPENSATION.

a.	Base Salary. Your initial annual base salary will be $275,000, less standard payroll deductions and withholdings. You will be paid bi-weekly in accordance with Company practice and policy.

b.

Performance Bonus. In addition, you will be eligible to earn a quarterly performance bonus[1] of up to $31,250, based upon both your performance and the Company’s performance with respect to applicable performance targets which are expected to include revenue and profitability targets and other organizational milestones (“Targets”), set solely by the CEO. The bonus payment shall be earned upon the fulfillments of Targets and is payable within a reasonable period of time. The Company will determine in its sole discretion whether the Targets have been achieved, whether you have earned a bonus, and the amount of any earned bonus. You must be employed on the bonus payment date to earn and be eligible to receive any bonus.

[1]

Performance bonuses are aligned to the Company’s quarterly financial reporting periods (each such quarter, a “Company Quarter”); your initial quarterly participation will be adjusted pro rata based upon your Start Date.

c.	Commission. You will participate in the 2008 Personal Sales Incentive Plan of up to $125,000 annually based upon specific sales goals. In order to normalize cash flow, you will receive a recoverable draw against commissions and bonuses of $2,000 per month through December 31, 2008. The precise methodology of this plan will be documented in the 2008 Sales Plan Document and your Personal Sales Plan (PSP), and forwarded to you under separate cover. Your incentive compensation is not guaranteed and will be subject to statutory deductions and withholdings.

d.	Review of Compensation. Your base salary and bonus eligibility will be reviewed on an annual or more frequent basis by the Compensation Committee and are subject to change in the discretion of the Compensation Committee, subject to the terms of this offer letter agreement.

2.	OPTION GRANT.

a.	Equity Grants. Subject to Compensation Committee approval, the Company will issue you an option (the “Option”) to purchase 100,000 shares of the Company’s common stock pursuant to the Company’s 2006 New Recruit Equity Incentive Plan (the “Plan”) at an exercise price equal to the fair market value of the stock as of the date of grant as determined by the Compensation Committee. In addition, subject to Compensation Committee approval, the Company will grant you the right to receive 30,000 shares of the Company’s common stock pursuant to the Plan (the “Restricted Stock Unit Award”).

b.	Vesting Schedule. Both the Option and the Restricted Stock Unit Award will be subject to a four-year vesting period subject to your continuous service to the Company as an employee or consultant (as defined in the Plan and the Stock Unit Award Agreement), with 25% upon completion of the first year of employment, with an additional 6.25% of such shares subject to each of the Option and the Restricted Stock Unit Award vesting for each full Company Quarter of your continuous service as an employee or consultant following the Start Date.

c.	Governing Documents. The Option will be governed in full by the terms and conditions of the Plan and your individual Option agreement; the Restricted Stock Unit Award will be governed in full by the terms and conditions of the Stock Unit Award Agreement.

3.	EMPLOYEE BENEFITS. You will be eligible to participate in the Company’s standard employee benefit plans in accordance with the terms and conditions of the plans and applicable policies which may be in effect from time to time, and provided by the Company to its executive employees generally, including but not limited to group health insurance coverage, disability insurance, life insurance, ESPP, 401(k) Plan, and paid time off and paid holidays. You will be eligible for reimbursement of your legitimate and documented business expenses incurred in connection with your employment, pursuant to the Company’s standard reimbursement expense policy and practices. The Company may modify its benefits programs and policies from time to time in its discretion.

4.	PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT. As a condition of your employment, you are required to sign and abide by the Company’s Proprietary Information and Inventions Agreement (the “Non-Disclosure Agreement”), attached hereto as Exhibit A.

5.	SERVICE AS EMPLOYEE; OUTSIDE ACTIVITIES.

a.	Location and Duties. You will work at the Company’s corporate headquarters currently located in Fremont, California, subject to necessary business travel. During your employment with the Company, you will devote your best efforts and substantially all of your business time and attention (except for vacation periods and reasonable periods of illness or other incapacity permitted by the Company’s general employment policies) to the business of the Company.

b.	Company Policies. Your employment relationship with the Company shall also be governed by the general employment policies and practices of the Company, including but not limited to the policies contained in the Company’s Employee Handbook (except that if the terms of this letter differ from or are in conflict with the Company’s general employment policies or practices, this letter will control), and you will be required to abide by such general employment policies and practices of the Company.

c.	Other Activities. Throughout your employment with the Company, you may engage in civic and not-for-profit activities so long as such activities do not interfere with the performance of your duties hereunder or present a conflict of interest with the Company. Subject to the restrictions set forth herein and with the prior written consent of the Board, you may serve as a director of other corporations and may devote a reasonable amount of your time to other types of business or public activities not expressly mentioned in this paragraph.

d.	Conflict of Interest. During your employment by the Company, except on behalf of the Company, you will not directly or indirectly serve as an officer, director, stockholder, employee, partner, proprietor, investor, joint venturer, associate, representative or consultant for or on behalf of any other person, corporation, firm, partnership or other entity whatsoever known by you to compete with the Company (or is planning or preparing to compete with the Company), anywhere in the world, in any line of business engaged in (or planned to be engaged in) by the Company; provided, however, that you may purchase or otherwise acquire up to (but not more than) one percent (1%) of any class of securities of any enterprise (but without participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange.

6.	AT-WILL EMPLOYMENT RELATIONSHIP. Your employment relationship with the Company is at-will. Accordingly, both you and the Company may terminate the employment relationship at any time, with or without Cause (as defined below), and with or without advance notice.

7.	DEFINITIONS.

a.

Definition of “Cause.” For purposes of this offer letter agreement, “Cause” is defined as one or more of the following events: (i) the indictment or conviction for a felony or other crime, or any misdemeanor involving moral turpitude; (ii) the commission of any other act or omission involving fraud or intentional deceit with respect to the Company or any of its affiliates or any of their directors, stockholders, partners or members; (iii) any act or omission involving dishonesty that causes material injury to the Company or any of its affiliates or any of their directors, stockholders, partners or members; (iv) gross negligence with respect to the Company or any of its subsidiaries; (v) willful misconduct with respect to the Company or any of its subsidiaries; (vi) any other material breach of this agreement or any other agreement referred to herein (including the Non-Disclosure Agreement); provided, however, that, it shall only be deemed Cause pursuant to clause (vi) if you are given written notice describing the basis of Cause and, if the event is reasonably susceptible of cure, you fail to cure within thirty (30) days.

b.	Definition of “Good Reason.” For purposes of this offer letter agreement, “Good Reason” is defined as one or more of the following conditions that occur without your written consent: (i) the assignment to you, or the removal from you, of any duties or responsibilities that results in the material diminution of your authority, duties or responsibilities as SVP World Wide Sales, including a Change in Control that results in your no longer serving as the SVP of World Wide Sales or any similar position; (ii) a material reduction by the Company of your base salary; (iii) the Company’s material breach of its obligations to you under this offer letter agreement; or (iv) your office relocation to a location more than fifty miles from your then present location; provided however that, it shall only be deemed Good Reason pursuant to the foregoing definition if (x) the Company is given written notice from you within ninety (90) days following the first occurrence of a condition that you consider to constitute Good Reason describing the condition and fails to remedy such condition within thirty (30) days following such written notice, and (y) you resign from employment within ninety (90) days following the end of the period within which the Company was entitled to remedy the condition constituting Good Reason but failed to do so.

c.	Definition of “Change in Control.” For purposes of this offer letter agreement, “Change in Control” means the occurrence, in a single transaction or in a series of related transactions, of either of the following events:

i.	There is consummated (A) a merger, consolidation or similar transaction involving (directly or indirectly) the Company or (B) a tender offer or exchange offer addressed to the stockholders of the Company and, in either event, immediately after the consummation of such merger, consolidation or similar transaction or such tender or exchange offer, the stockholders of the Company immediately prior thereto do not own, directly or indirectly, either (A) outstanding voting securities representing more than fifty percent (50%) of the combined outstanding voting power of the surviving entity in such merger, consolidation or similar transaction or (B) more than fifty percent (50%) of the combined outstanding voting power of the parent of the surviving entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their ownership of the outstanding voting securities of the Company immediately prior to such transaction; or

ii.	There is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition.

The term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company.

8.	CHANGE IN CONTROL SEVERANCE BENEFITS. If, within 12 months following a Change in Control, your employment is terminated by the Company without Cause, or by you for Good Reason; and if you sign, date, return to the Company and allow to become effective a release of all claims in a form satisfactory to the Company in its sole discretion (the “Release”); then in lieu of any Severance Benefits set forth in Section 10 herein, you shall be entitled to receive the following severance benefits (the “Change in Control Severance Benefits”):

a.	The vesting of all unvested stock options and all unvested grants of restricted stock herein referred to and any subsequent grants of stock options, restricted stock or any other stock awards in future plans, shall accelerate in such amount equal to the number of shares that would vest over an additional twenty-four (24) month period as if you have continued to be an employee of the Company for additional twenty-four (24) months following your termination;

b.	You will be eligible to receive severance pay in the total amount equal to the sum of twelve (12) months of your base salary in effect as of the employment termination date. For purposes of this Section 9(b), “base salary” as used herein does not include any annual performance bonus or any other bonus payment. The severance pay will be subject to required payroll deductions and withholdings, and will be paid in twenty-six (26) equal installments over a period of twelve (12) months, with such payments made on the Company’s normal payroll schedule; and

c.	If you timely elect and continue to remain eligible for continued group health insurance coverage under federal COBRA law or, if applicable, state insurance laws (collectively, “COBRA”), the Company will pay your COBRA premiums sufficient to continue your group health insurance coverage at the same level in effect as of your employment termination date (including dependent coverage, if applicable) for twelve (12) months after the employment termination date; provided that, the Company’s obligation to pay your COBRA premiums will cease earlier if you become eligible for group health insurance coverage through a new employer and you must provide prompt written notice to the Company if you become eligible for group health insurance coverage through a new employer within twelve (12) months of your employment termination date.

9.	SEVERANCE BENEFITS. If, at any time other than during the 12 month period following a Change in Control, your employment is terminated by the Company without Cause, or by you for Good Reason; and if you sign, date, return to the Company and allow to become effective a release of all claims in a form satisfactory to the Company in its sole discretion (the “Release”); then you shall be entitled to receive the following severance benefits (the “Severance Benefits”):

a.	Severance pay in the total amount equal to the sum of six (6) months of your base salary in effect as of the employment termination date. The severance pay will be subject to required payroll deductions and withholdings, and will be paid in thirteen (13) equal installments over a period of six (6) months, with such payments made on the Company’s normal payroll schedule. For purposes of this Section 10(a), “base salary” as used herein does not include any annual performance bonus or any other bonus payment; and

b.	If you timely elect and continue to remain eligible for COBRA, the Company will pay your COBRA premiums sufficient to continue your group health insurance coverage at the same level in effect as of your employment termination date (including dependent coverage, if applicable) for six (6) months after the employment termination date; provided that, the Company’s obligation to pay your COBRA premiums will cease earlier if you become eligible for group health insurance coverage through a new employer and you must provide prompt written notice to the Board if you become eligible for group health insurance coverage through a new employer within six (6) months of your employment termination date.

10.	CONDITIONS TO ELIGIBILITY TO SEVERANCE BENEFITS OR CHANGE IN CONTROL SEVERANCE BENEFITS. Notwithstanding the foregoing, you will not be eligible for the Severance Benefits or the Change in Control Severance Benefits if: (A) your employment is terminated for Cause, or if you resign for any reason that does not qualify as Good Reason; or (B) in the event that you materially breach the Non-Disclosure Agreement, the Release of claims, or any other obligations you owe to the Company after termination of your employment (including but not limited to the provisions of the Non-Disclosure Agreement), and the Company’s obligation to provide the Severance Benefits or the Change in Control Benefits (or to continue to provide such benefits) will cease immediately and in full as of the date of your breach.

11.	DEFERRED COMPENSATION. Anything in this agreement to the contrary notwithstanding, if the Company reasonably determines that any payments hereunder fail to satisfy the distribution requirements of Section 409A(a)(2) of the Internal Revenue Code of 1986, as amended (the “Code”) and you concur with such determination in writing, then the payment of such benefit shall be delayed to the minimum extent necessary so that such payments are not subject to the provisions of Section 409A(a)(1) of the Code; provided, however, that in no event shall such delay be more than six (6) months and one (1) day from the date of termination of your employment with the Company.

12.	EXCISE TAX.

a.	Anything in this agreement to the contrary notwithstanding, if any payment or benefit that you would receive pursuant to this offer letter agreement or otherwise (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be equal to the Reduced Amount (defined below). The “Reduced Amount” shall be either (y) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax, or (z) the entire Payment, whichever amount after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate, net of the maximum reduction in federal income taxes which could be obtained from a deduction of such state and local taxes), results in your receipt, on an after-tax basis, of the greatest amount of the Payment to you.

b.	If a reduction in the Payment is to be made, the reduction in payments and/or benefits shall occur in the following order unless you elect in writing a different order (provided, however, that such election shall be subject to Company approval, such approval not to be unreasonably withheld or delayed, if made on or after the date on which the event that triggers the Payment occurs (the “Payment Event”)): (1) reduction of cash payments; (2) cancellation of accelerated vesting of equity awards other than stock options; (3) cancellation of accelerated vesting of stock options; and (4) reduction of other benefits paid to you. In the event that acceleration of compensation from your equity awards is to be reduced, such acceleration of vesting shall be canceled in the reverse order of the date of grant unless you elect in writing a different order for cancellation.

c.	The accounting firm engaged by the Company for general audit purposes as of the day prior to the effective date of the Payment Event shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Payment Event, a nationally recognized accounting firm appointed by the Board and reasonably approved by you shall make the determinations required hereunder. The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

d.	The accounting firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Company and you within fifteen (15) calendar days after the date on which your right to a Payment is triggered (if requested at that time by the Company or you) or such other time or times as requested by the Company or you. If the accounting firm determines that no Excise Tax is payable with respect to a Payment, either before or after the application of the Reduced Amount, it shall furnish the Company and you with an opinion reasonably acceptable to you that no Excise Tax will be imposed with respect to such Payment. The Company shall be entitled to rely upon the accounting firm’s determinations, which shall be final and binding.

13.	DISPUTE RESOLUTION. To ensure the rapid and economical resolution of disputes that may arise in connection with your employment, you and the Company agree that any and all disputes, claims, or causes of action, in law or equity, arising from or relating to the enforcement, breach, performance, execution, or interpretation of this agreement, your employment, or the termination of your employment, shall be resolved, to the fullest extent permitted by law, by final, binding and confidential arbitration in San Francisco, California conducted before a single arbitrator by Judicial Arbitration and Mediation Services, Inc. (“JAMS”) or its successor, under the then applicable JAMS rules. By agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such dispute through a trial by jury or judge or by administrative proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written arbitration decision including the arbitrator’s essential findings and conclusions and a statement of the award. The Company shall pay all of JAMS’ arbitration fees. Nothing in this letter agreement shall prevent either you or the Company from obtaining injunctive relief in court if necessary to prevent irreparable harm pending the conclusion of any arbitration. The parties agree that the arbitrator shall award reasonable attorneys fees and costs to the prevailing party in any action brought hereunder, and the arbitrator shall have discretion to determine the prevailing party in an arbitration where multiple claims may be at issue.

14.	MISCELLANEOUS.

a.	General Provisions. This letter, including the attached Non-Disclosure Agreement, constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with regard to the subject matter hereof. It is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other agreements, promises, warranties or representations concerning its subject matter. Changes in your employment terms, other than those expressly reserved herein to the Company’s discretion, only can be made in a writing signed by a duly-authorized member of the Company and you. This letter agreement will bind the heirs, personal representatives, successors and assigns of both you and the Company, and inure to the benefit of both you and the Company, their heirs, successors and assigns. If any provision of this letter agreement is determined to be invalid or unenforceable, in whole or in part, this determination shall not affect any other provision of this letter agreement and the provision in question shall be modified so as to be rendered enforceable in a manner consistent with the intent of the parties insofar as possible under applicable law. This letter agreement shall be construed and enforced in accordance with the laws of the State of California without regard to conflicts of law principles. Any ambiguity in this letter agreement shall not be construed against either party as the drafter. Any waiver of a breach of this letter agreement, or rights hereunder, shall be in writing and shall not be deemed to be a waiver of any successive breach or rights hereunder. This letter agreement may be executed in counterparts which shall be deemed to be part of one original, and facsimile signatures shall be equivalent to original signatures.

b.	Legal Right to Work. As required by law, this offer is subject to satisfactory proof of your right to work in the United States.

15.	ACCEPTANCE. Please sign this letter and the attached Non-Disclosure Agreement and return them to me as soon as possible to accept employment with the Company on the terms set forth herein. We are very excited about having you join us as an employee and look forward to working with you.

Sincerely,

Rackable Systems, Inc.

By:	/s/ MARK BARRENECHEA
Mark Barrenechea
CEO and President

January 31, 2008
Date

Understood and Agreed:

/s/ ANTHONY CARROZZA
Anthony Carrozza

January 30, 2008
Date

Exhibit A – Invention and Non-Disclosure Agreement

EXHIBIT A

INVENTION AND NON-DISCLOSURE AGREEMENT

RACKABLE SYSTEMS, INC.

EMPLOYEE PROPRIETARY INFORMATION AND INVENTIONS AGREEMENT

In consideration of my employment by Rackable Systems, Inc., a Delaware corporation (the “Company”), I hereby agree to the following with respect to my use and development of information and technology of the Company, as more fully set out below.

1. Proprietary Information.

(a) Confidential Restrictions. I agree to hold in strict confidence and in trust for the sole benefit of the Company all Proprietary Information (as defined below) that I may have access to during the course of my employment with the Company and will not disclose any Proprietary Information, directly or indirectly, to anyone outside of the Company, or use, copy, publish, summarize, or remove from Company premises such information (or remove from the premises any other property of the Company) except: (i) during my employment as authorized by Company policy and to the extent necessary to carry out my responsibilities as an employee of the Company, or (ii) after termination of my employment, as specifically authorized in writing by the President of the Company. I further understand that the publication of any Proprietary Information through literature or speeches must be approved in advance in writing by the President of the Company.

(b) Proprietary Information. “Proprietary Information” shall mean and all confidential knowledge, data or information related to the Company’s business or its actual or demonstrably anticipated research or development, including without limitation: (i) trade secrets, inventions, ideas, processes, computer source and object code, data, formulae, programs, other works of authorship, know-how, improvements, discoveries, developments, designs, and techniques; (ii) information regarding products, services, plans for research and development, marketing and business plans, budgets, financial statements, contracts, prices, suppliers, and customers; (iii) information regarding the skills and compensation of the Company’s employees, contractors, and any other service providers of the Company; and (iv) the existence of any business discussions, negotiations, or agreements between the Company and any third party.

(c) Exclusions. Proprietary Information shall not include: (i) information which is or becomes publicly known through lawful means; (ii) information which was rightfully in my possession or part of my general knowledge prior to my employment by the Company; or (iii) information which is disclosed to me without confidential or proprietary restriction by a third party who rightfully possesses the information (without confidential or proprietary restriction) and did not learn of it, directly or indirectly, from the Company.

(d) Third Party Information. I recognize that the Company has received and in the future will receive from third parties their confidential or proprietary information subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. I agree that I owe the Company and such third parties, during the term of my employment and thereafter, a duty to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person, firm, or corporation (except as necessary in carrying out my work for the Company consistent with the Company’s agreement with such third party) or to use it for the benefit of anyone other than for the Company or such third party (consistent with the Company’s agreement with such third party) without the express written authorization of the President of the Company.

(e) with Business. In order to protect the Company’s and its goodwill, I agree that: (i) during the term of my employment by the Company, I will not, without the Company’s express written consent, engage in any employment or business activity that is competitive with, or would otherwise conflict with my employment by, the Company, and (ii) for the period of my employment by the Company and for one (l) year thereafter, I will not, either directly or indirectly, solicit, induce or encourage or attempt to solicit, induce or encourage any employee, independent contractor, or consultant of the Company to terminate his, her or its relationship with the Company in order to become an employee, consultant, or independent contractor to or for any other person or entity.

2. Inventions.

(a) Defined; Statutory Notice. I understand that during the term of my employment, there are certain restrictions on my development of technology, ideas, and inventions, referred to in this Agreement as “Invention Ideas.” The term Invention Ideas means any and all ideas, processes, trademarks, service marks, inventions, technology, computer programs, original works of authorship, designs, formulas, discoveries, patents, copyrights, and all improvements, rights, and claims related to the foregoing that are conceived, developed, or reduced to practice by me alone or with others except to the extent that California Labor Code Section 2870 lawfully prohibits the assignment of rights in such ideas, processes, inventions, etc. I understand that Section 2870(a) provides:

Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1) Relate at the time of conception or reduction to practice of the invention to the employer’s business, or actual or demonstrably anticipated research or development of the employer.

(2) Result from any work performed by the employee for the employer.

(b) Records of Invention Ideas. I agree to maintain adequate and current written records on the development of all Invention Ideas and to disclose promptly to the Company all Invention Ideas and relevant records, which records will remain the sole property of the Company. I further agree that all information and records pertaining to any idea, process, trademark, service mark, invention, technology, computer program, original work of authorship, design, formula, discovery, patent, or copyright that I do not believe to be an Invention Idea, but is conceived, developed, or reduced to practice by me (alone or with others) during my period of employment shall be promptly disclosed to the Company (such disclosure to be received in confidence). The Company shall examine such information to determine if in fact the idea, process, or invention, etc., is an Invention Idea subject to this Agreement.

(c) Assignment. I hereby assign, and agree to assign in the future, to the Company, without further consideration, my entire right, title, and interest (throughout the United States and in all foreign countries), free and clear of all liens and encumbrances, in and to each Invention Idea, which shall be the sole property of the Company, whether or not patentable. In the event any Invention Idea shall be deemed by the Company to be patentable or otherwise registrable, I will assist the Company (at its expense) in obtaining letters patent or other applicable registrations thereon and I will execute all documents and do all other things (including testifying at the Company’s expense) necessary or proper to obtain letters patent or other applicable registrations thereon and to vest the Company with full title thereto. Should the Company be unable to secure my signature on any document necessary to apply for, prosecute, obtain, or enforce any patent, copyright, or other right or protection relating to any Invention Idea, whether due to my mental or physical incapacity or any other cause, I hereby irrevocably designate and appoint the Company and each of its duly authorized officers and agents as my agent and attorney-in-fact, to act for and in my behalf and stead, to execute and file any such document, and to do all other lawfully permitted acts to further the prosecution, issuance, and enforcement of patents, copyrights, or other rights or protections with the same force and effect as if executed and delivered by me.

(d) Excluded Inventions. Except as disclosed in Exhibit A, there are no ideas, processes, trademarks, service marks, inventions, technology, computer programs, original works of authorship, designs, formulas, discoveries, patents, copyrights, or improvements to the foregoing that I wish to exclude from the operation of this Agreement (“Excluded Inventions”). If no Excluded Inventions are listed in Exhibit A, I warrant that there are no Excluded Inventions. I agree that I will not incorporate, or permit to be incorporated, Excluded Inventions in any Invention Idea without the Company’s prior written consent. If, in the course of my employment with the Company, I incorporate an Excluded Invention into a Company process, machine or other work, I hereby grant the Company a non-exclusive, perpetual, fully-paid and royalty-free, irrevocable and worldwide license, with rights to sublicense through multiple levels of sublicensees, to reproduce, make derivative works of, distribute, publicly perform, and publicly display in any form or medium, whether now known or later developed, make, have made, use, sell, import, offer for sale, and exercise any and all present or future rights in, such Excluded Invention.

(e) Post-Termination Period. the one (1) year period after my employment ends, I will promptly and fully disclose to the Company in writing: (i) all inventions authored, conceived, or reduced to practice by me, either alone or with others, including any that might be covered under California Labor Code Section 2870, and (ii) all patent applications filed by me or in which I am named as an inventor or co-inventor. In addition, I agree to assign in the future any idea, process, trademark, service mark, invention, technology, computer program, original work of authorship, design, formula, discovery, patent, copyright, or any improvement, rights, or claims related to the foregoing which are conceived, developedor reduced to practice at any time (including after my employment with the Company ends) to the extent any such item is based upon any Invention Ideas or portions thereof.

I understand that nothing in this Agreement is intended to expand the scope of protection provided me by Sections 2870 through 2872 of the California Labor Code.

3. Former or Conflicting Obligations. During my employment with the Company, I will not disclose to the Company, or use, or induce the Company to use, any proprietary information or trade secrets of others. I represent that my performance of this Agreement will not breach any agreement to keep in confidence proprietary information acquired by me in confidence or in trust prior to my employment by the Company. I certify that I have no outstanding agreement or obligation that is in conflict with any of the provisions of this Agreement, or that would preclude me from complying with the provisions hereof. I further represent that my employment by Company does not and will not breach any agreement with any former employer, including any noncompete agreement.

4. Government Contracts. I understand that the Company has or may enter into contracts with the government under which certain intellectual property rights will be required to be protected, assigned, licensed, or otherwise transferred and I hereby agree to execute such other documents and agreements as are necessary to enable the Company to meet its obligations under any such government contracts.

5. Termination. I hereby acknowledge and agree that all personal property, including, without limitation, all books, manuals, records, models, drawings, reports, notes, contracts, lists, blueprints, and other documents or materials or copies thereof, Proprietary Information, and equipment furnished to or prepared by me in the course of or incident to my employment, belong to the Company and will be promptly returned to the Company upon termination of my employment with the Company. Following my termination, I will not retain any written or other tangible material containing any Proprietary Information or information pertaining to any Invention Idea. I understand that my obligations contained herein will survive the termination of my employment. In the event of termination of my employment, I agree to sign and deliver to the Company a Termination Certificate in the form attached hereto as Exhibit B. I further agree that I will not copy, delete, or alter any information contained upon my Company computer or Company equipment before I return it to the Company. In addition, if I have used any personal computer, server, or e-mail system to receive, store, review, prepare or transmit any Company information, including but not limited to, Proprietary Information, I agree to provide the Company with a computer-useable copy of all such Proprietary Information and then permanently delete and expunge such Proprietary Information from those systems; and I agree to provide the Company access to my system as reasonably requested to verify that the necessary copying and/or deletion is completed. I further agree that any property situated on the Company’s premises and owned by the Company is subject to inspection by the Company’s personnel at any time with or without further notice or consent. Prior to the termination of my employment or promptly after termination of my employment, I will cooperate with the Company in attending an exit interview.

6. Miscellaneous Provisions.

(a) Assignment. I agree that the Company may assign to another person or entity any of its rights under this Agreement, including, without limitation, any successor in interest to the Company or its business operations. This Agreement shall be binding upon me and my heirs, executors, administrators, and successors, and shall inure to the benefit of the Company’s successors and assigns.

(b) Governing Law; Severability. The validity, interpretation, enforceability, and performance of this Agreement shall be governed by and construed in accordance with the laws of the State of California. If any provision of this Agreement, or application thereof to any person, place, or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable, or void, the remainder of this Agreement and such provisions as applied to other persons, places, and circumstances shall remain in full force and effect.

(c) Application of this Agreement. I hereby agree that my obligations set forth in Sections 1 and 2 hereof and the definitions of Proprietary Information and Invention Ideas contained therein shall be equally applicable to Proprietary Information and Invention Ideas relating to any work performed by me for the Company prior to the execution of this Agreement.

(d) Notification of New Employer. If I leave the employ of the Company, I consent to the notification of my new employer of my rights and obligations under this Agreement, by the Company providing a copy of this Agreement or otherwise.

(e) Employment. I agree and understand that nothing in this Agreement shall give me any right to continued employment by the Company, and it will not interfere in any way with my right or the Company’s right to terminate my employment at any time, with or without cause and with or without advance notice.

(f) Injunctive Relief. I acknowledge that, because my services are personal and unique and because I will have access to the Proprietary Information of the Company, any breach of this Agreement by me would cause irreparable injury to the Company for which monetary damages would not be an adequate remedy and, therefore, will entitle the Company to injunctive relief (including specific performance). The rights and remedies provided to each party in this Agreement are cumulative and in addition to any other rights and remedies available to such party at law or in equity.

(g) Entire Agreement. The terms of this Agreement are the final and entire expression of my agreement with respect to the subject matter hereof and supersede any prior or contemporaneous agreements or representations. This Agreement only may be modified in a written agreement signed by both me and a duly authorized officer of the Company.

Date:
Signature

Printed Name

EXHIBIT A

Employee’s Prior Inventions

Except as set forth below, there are no ideas, processes, trademarks, service marks, inventions, technology, computer programs, original works of authorship, designs, formulas, discoveries, patents, copyrights, or any claims, rights, or improvements to the foregoing that I wish to exclude from the operation of this Agreement:

EXHIBIT B

TERMINATION CERTIFICATE CONCERNING

PROPRIETARY INFORMATION AND INVENTIONS

This is to certify that I have returned all personal property of the Company, including, without limitation, all books, manuals, records, models, drawings, reports, notes, contracts, lists, blueprints, and other documents and materials, Proprietary Information, and equipment furnished to or prepared by me in the course of or incident to my employment with the Company, and that I did not make or distribute any copies of the foregoing.

I further certify that I have reviewed the Employee Proprietary Information and Inventions Agreement signed by me and that I have complied with and will continue to comply with all of its terms, including, without limitation, (i) the reporting of any invention, process, or idea, etc. conceived or developed by me and covered by the Agreement and (ii) the preservation as confidential of all Proprietary Information pertaining to the Company. This certificate in no way limits my responsibilities or the Company’s rights under the Agreement.

Date:
Signature

Printed Name